GREAT-WEST
LIFECO INC.

[redacted]

06015011

July 7, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

SUPPL

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following document:

- Press Release dated June 26, 2006 announcing an agreement to acquire 401(k) and defined benefit business.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

PROCESSED
JUL 13 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUL 10 2006
WASH. D.C. 199 SECTION

Connie Neilson
Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

7/11

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Readers are referred to the disclaimer regarding Forward-Looking Information at the end of this Release.

Great-West Lifeco's U.S. subsidiary announces agreement to acquire 401(k) and defined benefit business

Transaction will add approximately 300,000 participants and USD $7.5 billion in plan assets

Winnipeg, June 26, 2006 . . . Great-West Lifeco Inc. today announced that its U.S. subsidiary, Great-West Life & Annuity Insurance Company, has reached an agreement to acquire from Metropolitan Life Insurance Company and its affiliates, several parts of their full service-bundled, small and midsize 401(k) as well as some defined benefit plan business. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The acquisition nearly doubles both Great-West Life & Annuity's participants in the 401(k) full service segment, and its distribution capacity.

The agreement includes nearly 2,600 plans, representing approximately 300,000 participants and $7.5 billion USD in retirement plan assets. The transaction is scheduled to close in the fourth quarter of 2006, subject to regulatory approval in the U.S. Lifeco expects the transaction will be accretive to earnings in 2007 and subsequent years.

"This acquisition advances our strategy to position Great-West Life & Annuity as a top provider of retirement plans and services in the U.S.," said Raymond L. McFeetors, President and Chief Executive Officer of Lifeco. "It gives us a significantly broader presence in our target market, the midsize 401(k) segment, where we've already established ourselves as an innovative and growing player."

In addition to its full-service 401(k) business, Great-West Life & Annuity provides a range of retirement products and services to the corporate, government, healthcare, and education markets and to institutional clients. Great-West Life & Annuity, which offers products and services for 401(k), 401(a), 403(b) and 457 retirement plans will, following the transaction, provide these services to more than 20,100 plans representing more than 3.2 million participants with in excess of $94.1 billion USD in assets.

Products and services are provided by Great-West Life & Annuity Insurance Company, FASCore LLC, and First Great-West Life & Annuity Insurance Company and their subsidiaries and affiliates. Insurance products and related services are sold in New York State by First Great-West Life & Annuity Insurance Company of White Plains, New York.

.../2

GREAT-WEST LIFECO INC.

July 7, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC
USA 20549

BY COURIER

SEC MAIL PROCESSING RECEIVED JUL 10 2006 WASH, D.C. 199 SECTION

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- May 5, 2006 (common shares).
- May 12, 2006 (common shares).
- May 16, 2006 (common shares).
- May 16, 2006 (Preferred Shares Series E – two transactions).
- May 19, 2006 (common shares).
- May 26, 2006 (common shares).
- May 30, 2006 (Preferred Shares Series E).
- June 2, 2006 (common shares).
- June 9, 2006 (common shares).
- June 21, 2006 (common shares).
- June 28, 2006 (common shares).
- June 30, 2006 (common shares)

Please contact me directly at (204) 926-5364 if you have any questions.

Sincerely,

Bronya Rae-Pemberton
Associate Manager
Corporate Secretary's Office
Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

L509-01/02

2006-05-15, 13:18:48, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-05-15
Date of transaction	2006-05-05
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-05-15, 13:16:00, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-05-15		
Date of transaction	2006-05-05		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.1217	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-05-24, 17:22:37, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-05-24
Date of transaction	2006-05-12
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-05-24, 17:21:38, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-05-24		
Date of transaction	2006-05-12		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	28.5393	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-06-07, 16:05:13, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	280000
Filing date	2006-06-07
Date of transaction	2006-05-16
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	280000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-06-07, 16:03:48, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	0
Filing date	2006-06-07
Date of transaction	2006-05-16
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	280000
Unit price or exercise price	27.4000 Currency Canadian Dollar
Closing balance of securities held	280000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-06-07, 16:07:13, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	100000
Filing date	2006-06-07
Date of transaction	2006-05-16
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	100000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-06-07, 16:06:12, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	0
Filing date	2006-06-07
Date of transaction	2006-05-16
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	100000
Unit price or exercise price	27.4000 Currency Canadian Dollar
Closing balance of securities held	100000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-05-31, 17:33:41, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-05-31
Date of transaction	2006-05-19
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-05-31, 17:32:34, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-05-31
Date of transaction	2006-05-19
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	28.0760 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-06-02, 17:36:08, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	32000		
Filing date	2006-06-02		
Date of transaction	2006-05-26		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	32000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-06-02, 17:35:17, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-06-02		
Date of transaction	2006-05-26		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	32000		
Unit price or exercise price	28.2994	Currency	Canadian Dollar
Closing balance of securities held	32000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-06-07, 17:00:17, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E		
Opening balance of securities held	97000		
Filing date	2006-06-07		
Date of transaction	2006-05-30		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	97000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-06-07, 16:59:20, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Convertibl Series

Security designation	Convertible Preferred Shares Series E
Opening balance of securities held	0
Filing date	2006-06-07
Date of transaction	2006-05-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	97000
Unit price or exercise price	27.4000 Currency Canadian Dollar
Closing balance of securities held	97000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-06-12, 10:33:07, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-06-12
Date of transaction	2006-06-02
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-06-12, 10:32:07, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-06-12		
Date of transaction	2006-06-02		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	28.1264	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-06-16, 14:09:12, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	39900
Filing date	2006-06-16
Date of transaction	2006-06-09
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	39900
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-06-16, 14:08:15, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-06-16
Date of transaction	2006-06-09
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	39900
Unit price or exercise price	28.0253 Currency Canadian Dollar
Closing balance of securities held	39900
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-06-30, 16:44:22, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-06-30
Date of transaction	2006-06-21
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-06-30, 16:43:21, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-06-30		
Date of transaction	2006-06-21		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	27.5918	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-07-05, 13:04:43, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40300
Filing date	2006-07-05
Date of transaction	2006-06-28
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40300
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-07-05, 13:03:39, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-07-05		
Date of transaction	2006-06-28		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40300		
Unit price or exercise price	27.7488	Currency	Canadian Dollar
Closing balance of securities held	40300		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-07-05, 13:07:02, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	8000
Filing date	2006-07-05
Date of transaction	2006-06-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	8000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-07-05, 13:06:04, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-07-05
Date of transaction	2006-06-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	8000
Unit price or exercise price	28.0709 Currency Canadian Dollar
Closing balance of securities held	8000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next